Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

The following table sets forth, for the periods indicated, our ratio of earnings to fixed charges and our ratio of combined fixed charges and preference dividends to earnings.

	September 30,		December 31,
	2013	2012	2012	2011	2010	2009	2008
			(in thousands)
EARNINGS
Earnings before minority interests and income taxes	(44,095)	(17,191)	(28,327)	1,668	8,306	3,120	5,065
Fixed charges	13,365	281	3,705	382	335	247	535

Adjusted earnings	(30,730)	(16,910)	(24,622)	2,050	8,641	3,367	5,600

FIXED CHARGES
Interest Expense	12,585	30	3,207	191	205	105	354
Portion of rental payments deemed to be interest	780	251	498	191	130	142	181

Fixed charges	13,365	281	3,705	382	335	247	535

Preference dividends, net of tax	1,491	1,440	1,975	743

	September 30,		December 31,
	2013	2012	2012	2011	2010	2009	2008
Ratio of Earnings to Fixed Charges(1)	—	—	—	5.4	25.8	13.6	10.5
Ratio of Earnings to Fixed Charges and Preference Dividends(2)	—	—	—	1.8	25.8	13.6	10.5

(1)	Due to the losses in the periods ended September 30, 2012 and 2013, and December 31, 2012, the ratio coverage is less than 1:1 and defaults to 0. The amount (in thousands) of the deficiency in the period ended September 30, 2012 is $16,629, the period ended September 30, 2013 is $17,365 and the period ended December 31, 2012 is $20,917.
(2)	Due to the losses in the periods ended September 30, 2012 and 2013, and December 31, 2012, the ratio coverage is less than 1:1 and defaults to 0. The amount (in thousands) of the deficiency in the period ended September 30, 2012 is $15,189, the period ended September 30, 2013 is $15,874 and the period ended December 31, 2012 is $18,942.